SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ocean Rig UDW Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y64354205

(CUSIP Number)

April 30, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

13G/A

CUSIP No. Y64354205	Page 2 of 14

1	NAME OF REPORTING PERSONS Highland Global Allocation Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,621,724**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,621,724**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,621,724**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. Y64354205	Page 3 of 14

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,621,724**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,621,724**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,621,724**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. Y64354205	Page 4 of 14

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,621,724**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,621,724**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,621,724**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. Y64354205	Page 5 of 14

1	NAME OF REPORTING PERSONS NexPoint Credit Strategies Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,242,718**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,242,718**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,242,718**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. Y64354205	Page 6 of 14

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,242,718**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,242,718**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,242,718**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. Y64354205	Page 7 of 14

1	NAME OF REPORTING PERSONS NexPoint Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,242,718**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,242,718**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,242,718**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. Y64354205	Page 8 of 14

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,813,132**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,813,132**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,813,132**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. Y64354205	Page 9 of 14

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,677,574**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,677,574**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,677,574**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G/A

This Amendment No. 2 to the Schedule 13G (this “Amendment”) is being filed on behalf of Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust (the “Global Fund”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), NexPoint Credit Strategies Fund, a Delaware statutory trust (the “Credit Fund” and together with the Global Fund, the “Funds”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint”), NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint GP”), Nancy Marie Dondero and James D. Dondero (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on February 17, 2015, as subsequently amended on February 11, 2016 (together, the “Original 13G”) by the Reporting Persons.

Brad Ross is the President of Strand XVI and James D. Dondero is the President of NexPoint GP. James D. Dondero ultimately controls Strand XVI and NexPoint GP. Strand XVI is the general partner of Highland Fund Advisors. Highland Fund Advisors is the investment advisor to the Global Fund. NexPoint GP is the general partner of NexPoint. NexPoint is the investment advisor to the Credit Fund. Nancy Marie Dondero is the trustee of a trust of which Mr. Dondero is a beneficiary (the “Trust”). This Amendment relates to the Common Shares, par value $0.01 per share (the “Common Stock”), of Ocean Rig UDW Inc., a Republic of the Marshall Islands corporation (the “Issuer”), held by (i) the Funds and (ii) the Trust.

Item 2(a) Name of Person Filing.

Item 2(a) of the Original 13G is hereby amended and restated to read as follows:

(1)	Highland Global Allocation Fund

(2)	Highland Capital Management Fund Advisors, L.P.

(3)	Strand Advisors XVI, Inc.

(4)	NexPoint Credit Strategies Fund

(5)	NexPoint Advisors, L.P.

(6)	NexPoint Advisors GP, LLC

(7)	Nancy Marie Dondero

(8)	James D. Dondero

Item 2(c) Citizenship or Place of Organization.

Item 2(c) of the Original 13G is hereby amended and restated to read as follows:

(1)	Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust.

(2)	Highland Capital Management Fund Advisors, L.P. is a Delaware limited partnership.

(3)	Strand Advisors XVI, Inc. is a Delaware corporation.

(4)	NexPoint Credit Strategies Fund is a Delaware statutory trust

(5)	NexPoint Advisors, L.P. is a Delaware limited partnership

(6)	NexPoint Advisors GP, LLC is a Delaware limited liability company

(7)	Nancy Marie Dondero is a United States citizen

(8)	James D. Dondero is a United States citizen

Item 4 Ownership.

Item 4 of the Original 13G is hereby amended and restated to read as follows:

(a)	The Global Fund may be deemed the beneficial owner of 6,621,724 shares of Common Stock that it holds directly. Highland Fund Advisors, as the investment advisor to the Global Fund, and Strand XVI, as the general partner of Highland Fund Advisors, may be deemed the beneficial owners of the 6,621,724 shares of Common Stock held by the Global Fund.

The Credit Fund may be deemed the beneficial owner of 2,242,718 shares of Common Stock that it holds directly. NexPoint, as the investment advisor to the Credit Fund, and NexPoint GP, as the general partner of NexPoint, may be deemed the beneficial owners of the 2,242,718 shares of Common Stock held by the Credit Fund.

Ms. Dondero, in her capacity as trustee of the Trust, may be deemed the beneficial owner of the 4,813,132 shares of Common Stock held by the Trust. Ms. Dondero is the sister of Mr. Dondero. Ms. Dondero and Mr. Dondero disclaim beneficial ownership of the shares of Common Stock held by the Trust.

Mr. Dondero may be deemed the beneficial owner of the 13,677,574 shares of Common Stock held by (i) the Funds and (ii) the Trust.

(b)	The Global Fund, Highland Fund Advisors and Strand XVI may be deemed the beneficial owners of 8.0% of the outstanding shares of Common Stock held by the Global Fund. This percentage was determined by dividing 6,621,724, the number of shares of Common Stock held directly by the Global Fund, by 82,586,851, which is the number of shares of Common Stock outstanding as of April 6, 2016 according to the Issuer’s 424B4 Prospectus filed with the Securities Exchange Commission on April 14, 2016.

The Credit Fund, NexPoint and NexPoint GP may be deemed the beneficial owners of 2.7% of the outstanding shares of Common Stock held by the Credit Fund. This percentage was determined by dividing 2,242,718, the number of shares of Common Stock held directly by the Credit Fund, by 82,586,851, which is the number of shares of Common Stock outstanding as of April 6, 2016 according to the Issuer’s 424B4 Prospectus filed with the Securities Exchange Commission on April 14, 2016.

Ms. Dondero, in her capacity as trustee of the Trust, may be deemed the beneficial owner of 5.8% of the outstanding Common Stock. This percentage was determined by dividing 4,813,132, the number of shares of Common Stock held directly by the Trust, by 82,586,851, which is the number of shares of Common Stock outstanding as of April 6, 2016 according to the Issuer’s 424B4 Prospectus filed with the Securities Exchange Commission on April 14, 2016.

Mr. Dondero may be deemed the beneficial owner of 16.6% of the outstanding Common Stock. This percentage was determined by dividing 13,677,574, the number of shares of Common Stock held directly by (i) the Funds and (ii) the Trust, by 82,586,851, which is the number of shares of Common Stock outstanding as of April 6, 2016 according to the Issuer’s 424B4 Prospectus filed with the Securities Exchange Commission on April 14, 2016.

(c)	The Global Fund has the sole power to vote and dispose of the 6,621,724 shares of Common Stock that it holds directly. Highland Fund Advisors and Strand XVI have the shared power to vote and dispose of the 6,621,724 shares of Common Stock held by the Global Fund.

The Credit Fund has the sole power to vote and dispose of the 2,242,718 shares of Common Stock that it holds directly. NexPoint and NexPoint GP have the shared power to vote and dispose of the 2,242,718 shares of Common Stock held by the Credit Fund.

Ms. Dondero has the sole power to vote and dispose of the 4,813,132 shares of Common Stock held by the Trust.

Mr. Dondero has the shared power to vote and dispose of the 13,677,574 shares of Common Stock held by (i) the Funds and (ii) the Trust.

Item 10 Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits Exhibit 99-1

Joint Filing Agreement, dated May 4, 2016, by and among the Global Fund, Highland Fund Advisors, Strand XVI, the Credit Fund, NexPoint, NexPoint GP, Nancy Marie Dondero and James D. Dondero.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2016

HIGHLAND FUNDS II, on behalf of its series Highland Global Allocation Fund

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Treasurer

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:	Strand Advisors XVI, Inc., its general partner

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Secretary

STRAND ADVISORS XVI, INC.

	By:	/s/ Dustin Norris
	Name:	Dustin Norris
	Title:	Assistant Secretary

NEXPOINT CREDIT STRATEGIES FUND

	By:	/s/ Dustin Norris
	Name:	Dustin Norris
	Title:	Secretary

NEXPOINT ADVISORS, L.P.

By:	NexPoint Advisors GP, LLC, its general partner

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

NEXPOINT ADVISORS GP, LLC

By:	/s/ Dustin Norris
Name:	Dustin Norris
Title:	Secretary

/s/ Nancy Marie Dondero
Nancy Marie Dondero

/s/ James D. Dondero
James D. Dondero